SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2001

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from                                   to                                             .

Commission file number 0-16182

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axsys Technologies, Inc., a Delaware Corporation

175 Capital Boulevard, Suite 103

Rocky Hill, CT 06067

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust Financial Statements and Supplemental Schedule

Reports of  Independent Auditors

Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2001, 2000 and 1999

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes At End of Year

AXSYS TECHNOLOGIES, INC.

401 (K) RETIREMENT PLAN & TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

WITH

REPORTS OF INDEPENDENT AUDITORS

AXSYS TECHNOLOGIES, INC.

401 (K) RETIREMENT PLAN & TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEAR ENDED DECEMBER 31, 2001

CONTENTS

Reports of Independent Auditors Ernst & Young LLP Herman Birnbaum

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule:
Schedule H, line 4i—Schedule of Assets Held for Investment Purposes at End of Year

Report of Independent Auditors

Plan Investment Committee

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust

We have audited the accompanying statement of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan and Trust as of December 31, 2001and the related statement of changes in net assets available for plan benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of December 31, 2000 and for the two years then ended have been audited by another auditor whose report dated June 20, 2001 contained an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the 2001 financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 financial statements taken as a whole.

/s/ Ernst & Young LLP

Hartford, Connecticut

June 27, 2002

HERMAN BIRNBAUM

Certified Public Accountant

P.O. Box 296

Pluckemin, NJ 07978

(908) 781-9863

INDEPENDENT AUDITOR’S REPORT

To the Axsys Technologies, Inc. 401(K) Retirement Plan and Trust Participants:

I have audited the statement of net assets available for benefits of the Axsys Technologies, Inc. 401(K) Retirement Plan and Trust (the “Plan”) as of December 31, 2000 and the statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999.  These financial statements are the responsibility of the Plan’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards.  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.

My audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and are not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 20, 2001

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2001	2000
Assets
Investments at fair value	$21,702,363	$23,863,745

Contributions receivable:
Employees	164,566	166,207
Employer	207,710	231,226
Total contributions receivable	372,276	397,433

Net assets available for plan benefits	$22,074,639	$24,261,178

See accompanying notes

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Axsys Stable Value	Fidelity Growth Company	Fidelity Investment Grade Bond	Fidelity Balanced	Fidelity Blue Chip Growth	Fidelity Equity Income II	Fidelity Stock Selector	Fidelity Diversified International
Additions:
Contributions - Employees	$129,237	$438,606	$120,550	$186,431	$475,975	$62,551	$79,879	$121,018
Contributions - Employer, net	60,041	186,448	90,359	79,301	179,515	19,613	28,464	48,577
Interest and dividend income	301,960	1,971	48,112	116,126	8,748	4,173	9,060	794
Exchange in	363,745	92,187	201,550	366,108	39,835	21,340	28,927	13,918
Loan repayment (principal and interest)	54,235	112,390	54,261	59,359	108,638	6,934	17,098	16,608
Deductions:
Realized loss/ (gain)	—	45,859	(6,122)	5,255	159,542	2,436	28,536	29,575
Distributions	545,906	58,752	118,374	202,422	504,916	5,699	42,448	114,812
Exchange out	152,576	30,357	252,056	116,502	332,034	20,643	81,206	111,485
Loan withdrawals	286,611	17,381	47,947	76,974	114,699	4,977	23,288	9,925
Net increase/(decrease) in net assets available for plan benefits	(75,875)	679,253	102,577	406,172	(298,480)	80,856	(12,050)	(64,882)
Unrealized (depreciation)/appreciation	—	(105,437)	12,319	(49,007)	(1,002,417)	(6,032)	(217,230)	(144,100)
Net assets available for plan benefits, beginning of year	$4,844,732	$342,998	$773,673	$2,626,884	$6,873,089	$23,646	$1,594,542	$1,313,577
Transfer in from affiliated plan	—	—	—	—	—	496	9,820	8,231
Net assets available for plan benefits, end of year	$4,768,857	$916,814	$888,569	$2,984,049	$5,572,192	$98,966	$1,375,082	$1,112,826

	Fidelity Freedom 2020	Fidelity Freedom 2030	Spartan US Equity Index	Retirement Money Market	Loans	Axsys Technologies Stock	Contribution Receivable	Total
Additions:
Contributions - Employees	$150,115	$118,552	$188,464	$103	$—	$—	$(1,641)	$2,069,840
Contributions - Employer, net	81,051	68,173	51,405	33	—	88,853	(23,516)	958,317
Interest and dividend income	14,647	10,300	10,054	65	—	—	—	526,010
Exchange in	19,056	—	73,534	—	—	—	—	1,220,200
Loan repayment (principal and interest)	83,903	45,981	34,320	(24)	(499,806)	—	—	93,897
Deductions:
Realized loss/ (gain)	4,288	2,287	18,416	—	—	105,475	—	395,547
Distributions	16,244	5,296	140,347	179	92,973	115,172	—	1,963,540
Exchange out	2,495	1,822	114,569	—	—	4,455	—	1,220,200
Loan withdrawals	11,865	8,349	38,888	—	(640,904)	—	—	—
Net increase/(decrease) in net assets available for plan benefits	313,880	225,252	45,557	(2)	48,125	(136,249)	(25,157)	1,288,977
Unrealized (depreciation)/appreciation	(29,808)	(27,454)	(87,917)	—	—	(1,859,325)		(3,516,408)
Net assets available for plan benefits, beginning of year	$125,881	$97,619	$891,854	$1,483	$1,227,050	$3,126,717	$397,433	$24,261,178
Transfer in from affiliated plan	—	—	17,293	—	5,052	—	—	40,892
Net assets available for plan benefits, end of year	$409,953	$295,417	$866,787	$1,481	$1,280,227	$1,131,143	$372,276	$22,074,639

FOR THE FOUR MONTH PERIOD SEPTEMBER 1 — DECEMBER 31, 2000

	Axsys Stable Value	Fidelity Growth Company	Fidelity Investment Grade Bond	Fidelity Balanced	Fidelity Blue Chip Growth	Fidelity Equity Income II	Fidelity Stock Selector	Fidelity Diversified International
Additions:
Contributions - Employees	$28,691	$133,416	$32,817	$50,629	$143,077	$11,006	$29,164	$36,927
Contributions - Employer, net	8,386	32,719	7,564	13,194	31,647	2,381	6,688	7,051
Interest and dividend income	95,287	20,531	10,851	118,596	319,980	2,832	282,908	77,274
Exchange in	81,646	55,883	111,515	83,224	15,149	—	—	448
Loan repayment (principal and interest)	11,267	40,009	13,463	14,270	44,715	2,265	4,734	5,443
Deductions:
Realized (gain)/loss	—	52	(15)	2,007	35,791	(14)	37,249	6,558
Distributions	—	701	(237)	—	1,380	—	341	—
Transfer out	—	—	—	—	—	—	—	—
Exchange out	10,408	1,762	783	17,273	105,646	172	150,136	42,556
Loan withdrawals	55,286	1,725	365	31,257	44,715	—	12,751	767
Net increase/(decrease) in net assets available for plan benefits	159,583	278,318	175,314	229,376	367,036	18,326	123,017	77,262
Unrealized (depreciation)/appreciation	—	(35,225)	11,396	(134,564)	(1,751,772)	(2,103)	(540,807)	(179,858)
Net assets available for plan benefits, beginning of year	—	—	—	—	—	—	—	—
Balances transferred	4,685,149	99,905	586,963	2,532,072	8,257,825	7,423	2,012,332	1,416,173
Net assets available for plan benefits, end of year	$4,844,732	$342,998	$773,673	$2,626,884	$6,873,089	$23,646	$1,594,542	$1,313,577

	Fidelity Freedom 2020	Fidelity Freedom 2030	Spartan US Equity Index	Retirement Money Market	Loans	Axsys Technologies Stock	Contribution Receivable	Total
Additions:
Contributions - Employees	$48,232	$42,128	$48,911	$1,322	$—	$—	$91,024	$697,344
Contributions - Employer, net	14,224	12,770	10,370	—	—	16,534	151,307	314,835
Interest and dividend income	4,672	3,096	4,969	3,267	—	—	(1)	944,262
Exchange in	26,259	16,686	8,531	—	—	—	—	399,341
Loan repayment (principal and interest)	24,986	13,790	9,353	25	(156,869)	—	8	27,459
Deductions:
Realized (gain)/loss	—	—	12,152	—	—	223	1	94,004
Distributions	—	—	—	13	—	—	1	2,199
Transfer out	—	—	—	640,040	—	—	—	640,040
Exchange out	—	—	62,074	—	—	8,531	—	399,341
Loan withdrawals	298	41	11,117	—	(158,322)	—	—	—
Net increase/(decrease) in net assets available for plan benefits	118,075	88,429	(3,209)	(635,439)	1,453	7,780	242,336	1,247,657
Unrealized (depreciation)/appreciation	(7,093)	(5,317)	(124,427)	—	—	(522,660)	(1)	(3,292,431)
Net assets available for plan benefits, beginning of year	—	—	—	—	—	—	—	—
Balances transferred	14,899	14,507	1,019,490	636,922	1,225,597	3,641,597	155,098	26,305,952
Net assets available for plan benefits, end of year	$125,881	$97,619	$891,854	$1,483	$1,227,050	$3,126,717	$397,433	$24,261,178

See accompanying notes

FOR THE EIGHT MONTH PERIOD JANUARY 1 — AUGUST 31, 2000

	Axsys Stable Value Fund	CGM Capital Growth	Westpeak Equity Securities	Back Bay Advisors Bond	Loomis Sayles Balanced Securities	Templeton International	Loans Receivable	Axsys Technologies, Common Stock	Contributions Receivable At 8/31/2000	Total
Additions:
Contributions - employees	$134,760	$227,341	$173,625	$24,776	$31,756	$32,579	$—	$(441)	$(9,680)	$614,716
Contributions - employer, net	43,367	79,926	59,495	12,183	10,302	16,716	—	10,106	(28,062)	204,033
Interest income	131,598	—	—	—	—		—	—	—	131,598
Transfers in/(out)	(91,308)	157,897	(12,441)	1,066	(27,249)	(27,966)	—	2,814	(2,813)	—
Loan repayment (principal & interest)	112,846	53,092	22,296	6,336	2,871	4,030	(153,853)	—	(47,618)	—
Deductions:
Distributions.	1,061,037	1,924,022	976,147	82,675	64,842	192,408	72,930	1,181,213	(50,431)	5,504,843
Account maintenance charges	8,935	12,740	11,197	995	1,015	1,211	—	—	—	36,093
Net increase/(decrease) in net assets available for plan benefits	(738,709)	(1,418,506)	(744,369)	(39,309)	(48,177)	(168,260)	(226,783)	(1,168,734)	(37,742)	(4,590,589)
Unrealized appreciation/ (depreciation) of investments	(11,935)	(185,629)	81,681	11,992	(4,463)	(28,748)	—	2,021,480	—	1,884,378
Net assets available for plan benefits, beginning of period	2,883,493	4,303,653	3,483,107	301,511	370,775	451,228	681,983	2,422,303	192,840	15,090,893
Transfer to Fidelity	5,945	2,699,518	2,820,419	274,194	318,135	254,220	—	—	—	6,372,431
Net assets available for plan benefits, end of period	$2,126,904	$—	$—	$—	$—	$—	$455,200	$3,275,049	$155,098	$6,012,251

FOR THE FULL YEAR ENDED DECEMBER 31, 1999

	Axsys Stable Value Fund	CGM Capital Growth	Westpeak Equity Securities	Back Bay Advisors Bond	Loomis Sayles Balanced Securities	Templeton International	Loans Receivable	Axsys Technologies, Common Stock	Contributions Receivable At 12/31/99	Total
Additions:
Contributions - employees	$292,799	$381,168	$277,577	$42,964	$61,277	$48,998	—	77,301	(88,808)	1,015,975
Contributions - employer, net	67,445	110,681	70,917	20,670	16,267	19,196	—	—	35 405	417,882
Interest income	176,003	—	—	—	—	—	—	—	—	176,003
Transfers in/(out)	(72,553)	(223,574)	184,280	(771)	(6,601)	119,219	85,843	—	24,018	—
Loan repayment (principal & interest)	(58,103)	(18,306)	(21,678)	(5,354)	(3,707)	(2,713)	—	—	—	—
Deductions:
Distributions	582,821	683,457	583,930	95,565	32,531	14,522	—	424,726	(37,356)	2,380,196
Account maintenance charges	16,335	17,611	12,923	1,362	1,459	974	—	—	—	50,664
Net increase/(decrease) in net assets available for plan benefits	(193,565)	(451,099)	(85,757)	(39,418)	33,246	169,204	85,843	(347,425)	7,971	(821,000)
Unrealized appreciation/ (depreciation) of investments	—	530,857	571,672	(1,911)	(15,036)	88,414	—	(140,001)	—	1,033,995
Net assets available for plan benefits, beginning of year	3,077,058	4,223,895	2,997,192	342,840	352,565	193,610	596,140	2,909,729	184,869	14,877,898
Net assets available for plan benefits, end of year	$2,883,493	$4,303,653	$3,483,107	$301,511	$370,775	$451,228	$681,983	$2,422,303	$192,840	$15,090,893

See accompanying notes

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of the Axsys Technologies, Inc. 401K Retirement Plan and Trust (the “Plan”) are presented on the accrual basis of accounting.

INVESTMENTS

Investments are made as directed by the Plan's participants.  Investments consisting of guaranteed investment contracts are recorded at contract value.  All other investments are valued at fair value on December 31, 2001 and 2000 using share values of the funds as reported by Fidelity Investments Institutional Services Inc., the custodian of the Plan.

EXPENSES OF THE PLAN

Axsys Technologies, Inc. (“the Company”) incurs all administrative and auditing expenses, except for participant maintenance fees  which are deducted directly from participant accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

DEPOSITS WITH INSURANCE COMPANY

Deposits backed by the assets of an insurance company are subject to credit risk.  If the Plan trustees/custodians fail to repay funds held by the Plan, the asset value of the plan could be substantially impaired.

INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service in 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  Subsequent to this issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in compliance with the Code to maintain its qualified status.  The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

2.               DESCRIPTION OF THE PLAN

The Company has maintained the Plan, which qualifies under section 401(a) and 401(k) of the Internal Revenue Code since April 1, 1985 and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.  All employees who are not members of collective bargaining groups and who are 21 years of age or older and have completed 1,000 hours of service during a consecutive twelve month period, are eligible to participate in the Plan.

Effective April 2, 2001, the Automation Engineering, Inc. 401(k) Profit Sharing Plan was merged into the Plan.  The net assets of the plan at the date of transfer were $40,892.

Effective September 1, 2000, the Company amended and restated the Plan pursuant to an Adoption Agreement adopting the Fidelity CORPORATEplan for Retirement Prototype Basic Plan Document.  The Company has appointed Fidelity Management Trust Company (“Fidelity”) as trustee of a separate trust established pursuant to the Fidelity Plan effective as of September 1, 2000 (the “Fidelity Trust”).  Fidelity will be the trustee of all Plan assets, other than the assets attributable to the Deposit Funds under the New England group annuity contract and the guaranteed interest accounts under the Principal group annuity contracts, which Deposit Funds and guaranteed interest accounts will, effective September 1, 2000, comprise part of the Axsys Stable Value Fund along with certain assets in the Fidelity Trust (the transferred assets being referred to as “Transferred Assets” and the remaining assets being referred to as the “Insurance Contracts”).

Stephen W. Bershad and David A. Almeida are the co-trustees of the Trust, which hold assets exclusively attributable to the Insurance Contracts.

In connection with the amendment and restatement of the Plan, the Company intends to maintain the Trust separately from the Fidelity Trust until the maturity or liquidation of the Insurance Contracts or participant withdrawals or participant-directed investment transfers from the Axsys Stable Value Fund to another investment fund, at which time those assets will be transferred to the Fidelity Trust (unless otherwise directed by the Investment Committee).

Once all assets attributable to the Insurance Contracts are transferred to the Fidelity Trust or otherwise are distributed to satisfy withdrawals from the Axsys Stable Value Fund, Stephen W. Bershad and David A. Almeida will no longer serve as co-trustees of the Trust.

Although the Plan assets will be held in two separate trusts, the Plan is a “single plan” as described in Treasury Regulation Section 1.414(l)-1(b)(1) and all assets of both the Trust and the Fidelity Trust will be available to pay benefits to participants and beneficiaries of the Plan.

Prior to September 2000, the New England Life Insurance Company was the plan custodian and the plan was self-trusteed by Axsys.

Additionally, effective September 1, 2000 the Speedring, Inc. Deferred Income Retirement Plan and the Speedring Systems, Inc. Deferred Income Retirement Plan were merged into the Plan.  The net assets of the respective plans at date of transfer were $6,252,730 and $5,288,030.

Participating employees may elect to defer a portion of their compensation and contribute it to the Plan on a pre-tax basis.  The minimum allowable contribution under the Plan is 1% of annual gross pay.  The maximum contribution to the Plan is limited by the Tax Reform Act of 1986 and was $10,500 in 2001 and 2000.  The Company matched 100% of the first 3% contributed and 50% of the next 2% contributed, for a maximum of 4% during 2001 and from September 2000 through December 2000.  Prior to September 1, 2000, the Company matched 100% of the first 3% of employee contribution.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the amount in their individual accounts.  Participant contributions and related investment returns are 100% vested.  Employer matching contributions and related investment returns vest as follows:

Completed years of service	Percentage Vested
less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions.  The maximum amount of any loan is the lesser of (a) $50,000 or (b) one-half of the participant’s vested balance but not less than $1,000.  In addition, no more than three loans may be outstanding at any one time.  All loans must be repaid, by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within twenty years.  Participant loans are charged interest at the prime rate plus 1%.

The participants of the Plan may elect to have their contributions invested in any combination equal to a whole percentage of the following investment alternatives:

•	Axsys Stable Value Fund
•	Fidelity Growth Company
•	Fidelity Investment Grade Bond Fund
•	Fidelity Balanced Fund
•	Fidelity Blue Chip Growth Fund
•	Fidelity Equity Income II
•	Fidelity Stock Selector
•	Fidelity Diversified International Fund
•	Fidelity Freedom 2020
•	Fidelity Freedom 2030
•	Spartan US Equity Index

The participants of the Plan, effective for all periods presented, may elect to have the company match invested in the Axsys Technologies, Inc. common stock or in the same investment alternatives as the employee contributions.

While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA.  No such termination, however, shall permit the Plan’s Assets to be used for any purpose other than the exclusive benefit of the participating employees.

The information presented previously is not a complete description of the Plan.  For more information see the Summary Plan Description available at the office of the Company.

3.     INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2001	2000
Fidelity Blue Chip Growth Fund	$5,572,192	$6,873,089
Axsys Stable Value	4,768,857	4,844,732
Fidelity Balanced Fund	2,984,049	2,626,884
Fidelity Stock Selector	1,375,082	1,594,542
Axsys Technologies, Inc. Common Stock	1,131,143	3,126,717
Fidelity Diversified International Fund	1,112,826	1,313,577
Loans to Participants	1,280,227	1,227,050
	$18,224,376	$21,606,591

The Plan has investments in guaranteed investment contracts that are recorded at contract value.  Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract.  No valuation reserves have been established to adjust contract amounts since, at December 31, 2001 there is no concern with the credit worthiness of the contract issuer, the New England Life Insurance Company.

4.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2001	2000
Net assets available for plan benefits per the financial statements	$22,074,639	$24,261,178
Less: Contributions receivable per the financial statements	372,276	397,433
Net assets available for plan benefits per the Form 5500	$21,702,363	$23,863,745

The following is a reconciliation of the contributions per the financial statements to the Form 5500.

	Year Ended December 31,
	2001		2000
	Participant	Employer	Participant	Employer
Contributions per the financial statements	$2,069,840	$958,317	$1,312,060	$518,868

Less: Contributions receivable at December 31, 2001 and 2000	(164,566)	(207,710)	(166,207)	(231,226)
Add: Contributions receivable at December 31, 2000 and 1999	166,207	231,226	84,859	107,981

Contributions per the Form 5500	$2,071,481	$981,833	$1,230,712	$395,623

5.     PLAN INCOME

On September 28, 1999, the parent company of New England Financial, the Metropolitan Life Insurance Company  (“MetLife”), voted to convert MetLife from a mutual insurance company to a stock insurance company.  As a result of this process, a demutualization, a special one-time payment, in the form of shares of MetLife stock, was made to the Plan under the contract issued by New England Financial.

The financial statements for the period ended December 31, 2000 include approximately $635,000 from the proceeds of the sale of the Plan’s 20,797 shares of Met Life received as part of the demutualization program.  Plan participants, in the New England Group Annuity Contract with account balances on September 28, 1999, were allocated the proceeds as dividend income in December 2000.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN & TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2001

Identity of Issue, Borrower or Similar Party

Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)

Current Value

Axsys Stable Value Fund	4,768,858 shares	$4,768,857
Axsys Technologies, Inc. Common Stock *	113,114 shares	1,131,143
Fidelity Growth Company	17,227 shares	916,814
Fidelity Investment Grade Bond Fund	121,058 shares	888,569
Fidelity Balanced Fund	200,272 shares	2,984,049
Fidelity Blue Chip Growth Fund	129,767 shares	5,572,192
Fidelity Equity Income II	4,706 shares	98,966
Fidelity Stock Selector	65,077 shares	1,375,082
Fidelity Diversified International Fund	58,324 shares	1,112,826
Fidelity Freedom 2020	32,588 shares	409,953
Fidelity Freedom 2030	23,520 shares	295,417
Retirement Money Market	1,481 shares	1,481
Spartan US Equity Index	21,328 shares	866,787
Loans to Participants	Bear interest at rates ranging from 5% to 9.25% with varying maturity dates	1,280,227
Total		$21,702,363

* Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axsys Technologies, Inc. 401(k)

Retirement Plan

(Plan Name)

DATE:

July 1, 2002

/s/ Stephen W. Bershad

Stephen W. Bershad

Chief Executive Officer

DATE:

July 1, 2002

/s/ David A. Almeida

David A. Almeida

Vice President & Chief Financial Officer